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                            June 8, 2022

       J. David Enloe, Jr.
       President and Chief Executive Officer
       Societal CDMO, Inc.
       1 E. Uwchlan Ave
       Suite 112
       Exton, Pennsylvania 19341

                                                        Re: Societal CDMO, Inc.
                                                            Schedule TO filed
on June 1, 2022
                                                            File No. 005-88042

       Dear Mr. Enloe:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule TO filed on June 1, 2022

       Section 8. Information Concerning Societal CDMO; Financial Information, page 9

   1. Based on the disclosure in Item 10 of the Schedule TO, it appears that Societal CDMO is intending to
incorporate by reference the information required by Item 1010(a) of
                                                        Regulation M-A. In
circumstances where a filing person elects to incorporate by reference the
information required by Item 1010(a), all of the summarized financial information required by
Item 1010(c) must be disclosed in the document furnished to
                                                        security holders, in
this case the Offer to Exchange. See Instruction 1 to Item 10 of
                                                        Schedule TO and
telephone interpretation I.H.7 in the July 2001 supplement to our
                                                           Manual of Publicly
Available Telephone Interpretations    available on the Commission   s
                                                        website at
http://www.sec.gov. Please revise to include the information required by Item
                                                        1010(c) of Regulation
M-A.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 J. David Enloe, Jr.
Societal CDMO, Inc.
June 8, 2022
Page 2

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                          Sincerely,
FirstName LastNameJ. David Enloe, Jr.
                                                          Division of
Corporation Finance
Comapany NameSocietal CDMO, Inc.
                                                          Office of Mergers &
Acquisitions
June 8, 2022 Page 2
cc:       Jennifer L. Porter
FirstName LastName